OUTCROP GOLD CORP.
(formerly Miranda Gold Corp.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the six months ended February 28, 2019 and 2018

(Stated in Canadian dollars)

(unaudited)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

OUTCROP GOLD CORP.
(formerly Miranda Gold Corp.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - stated in Canadian dollars)

	Note	February 28, 2019	August 31, 2018
ASSETS			
Current			
Cash		$ 1,505,749	$ 200,414
Amounts receivable		6,910	3,849
Investments and marketable securities		5,730	10,505
Advances and prepaid expenses		107,112	187,269
Share subscriptions receivable	*6*	225,568	-
		1,851,069	402,037
Equipment		36,169	42,116
Exploration and evaluation assets	*5*	1,107,312	1,077,105
		$ 2,994,550	$ 1,521,258
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current			
Accounts payable and accrued liabilities	*7*	$ 101,955	$ 90,360
Shareholders' Equity			
Share capital	*6*	34,890,287	32,202,273
Stock-based reserve		7,006,899	7,006,899
Warrant reserves		5,696,054	5,696,054
Accumulated other comprehensive loss		(67,122)	(76,393)
Deficit		(44,633,523)	(43,397,935)
		2,892,595	1,430,898
		$ 2,994,550	$ 1,521,258

Nature of operations and going concern	*1*
Subsequent events	*10*

Approved for issue by the Board of Directors on April 29, 2019.

They are signed on the Company's behalf by:

"Joseph P. Hebert"	*"Kevin Nishi"*
Joseph P. Hebert, Director	Kevin Nishi, Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements

OUTCROP GOLD CORP.
(formerly Miranda Gold Corp.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited - stated in Canadian dollars)

	Note	Three months ended February 28, 2019	Three months ended February 28, 2018	Six months ended February 28, 2019	Six months ended February 28, 2018
Expenses					
Consulting fees	7	**$ 139,966**	$ 92,500	**$ 178,911**	$ 130,000
Depreciation		**3,036**	3,502	**6,055**	7,000
Directors' fees	7	**14,238**	178,936	**28,167**	192,446
Exploration and evaluation expenditures	5	**291,717**	341,495	**595,625**	546,612
Foreign exchange		**142,971**	(9,776)	**125,198**	(56,744)
Insurance		**7,386**	6,675	**13,693**	12,396
Investor relations		**33,333**	254	**66,666**	30,637
Office, rent, telephone, sundry		**8,075**	9,680	**11,867**	27,946
Professional fees		**13,024**	10,712	**23,581**	21,527
Travel and promotion		**105,407**	6,571	**107,494**	11,229
Transfer agent, filing and regulatory		**17,799**	11,713	**19,432**	18,419
Wages and benefits	7	**30,459**	54,001	**54,313**	97,474
		(807,411)	(706,263)	**(1,231,002)**	(1,038,942)
Interest income		**51**	34	**189**	153
Loss on sale of equipment		**-**	-	**-**	(579)
Marketable securities, net change to fair value		**(1,910)**	(6,000)	**(4,775)**	(13,000)
		(1,859)	(5,966)	**(4,586)**	(13,426)
Loss for the period		**(809,270)**	(712,229)	**(1,235,588)**	(1,052,368)
Items that are or may be reclassified to profit or loss					
Foreign currency translation differences for foreign operations		**26,835**	(20,817)	**9,271**	(49,133)
Comprehensive loss for the period		**$ (782,435)**	$ (733,046)	**$ (1,226,317)**	$ (1,101,501)
Basic and diluted loss per share		**$ (0.05)**	$ (0.07)	**$ (0.09)**	$ (0.10)
Weighted average number of shares outstanding		**14,634,730**	10,500,508	**13,702,558**	10,500,508

The accompanying notes form an integral part of these condensed consolidated interim financial statements

OUTCROP GOLD CORP.

(formerly Miranda Gold Corp.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited - stated in Canadian dollars)

	Six months ended February 28, 2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the period	**$ (1,235,588)**	$ (1,052,368)
Items not involving cash:		
Depreciation	**6,055**	7,000
Unrealized loss on marketable securities	**4,775**	13,000
Unrealized foreign exchange gain	**(40,377)**	(65,356)
Loss on sale of equipment	**-**	579
Changes in non-cash working capital balances:		
Amounts receivable	**(3,061)**	(4,928)
Advances and prepaid expenses	**80,157**	29,259
Accounts payable and accrued liabilities	**11,595**	(128,571)
	(1,176,444)	(1,201,385)
CASH FLOWS FROM INVESTING ACTIVITIES		
Exploration and evaluation asset acquisitions	**(24,932)**	(53,764)
CASH FLOWS FROM FINANCING ACTIVITIES		
Share units issued	**2,494,284**	-
Shares subscriptions received	**-**	370,095
Share issue costs	**(31,838)**	(750)
	2,462,446	369,345
Effect of foreign exchange on cash	**44,265**	7,812
Change in cash during the period	**1,305,335**	(877,992)
Cash, beginning of period	**200,414**	1,243,911
Cash, end of period	**$ 1,505,749**	$ 365,919

The accompanying notes form an integral part of these condensed consolidated interim financial statements

OUTCROP GOLD CORP.
(formerly Miranda Gold Corp.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EQUITY
(Unaudited - stated in Canadian dollars)

	Number of Shares	Share Capital	Share Subscriptions Received in Advance	Stock-based Reserve	Warrant Reserves	Accumulated Other Comprehen-sive Loss	Deficit	Total
Balance, August 31, 2017	10,500,508	$ 31,280,144	$ -	$ 7,006,899	$ 5,155,664	$ (51,923)	$ (41,205,197)	$ 2,185,587
Share subscriptions received	-	-	370,095	-	-	-	-	370,095
Share issue costs	-	(750)	-	-	-	-	-	(750)
Foreign currency translation adjustment	-	-	-	-	-	(49,133)	-	(49,133)
Loss for the period	-	-	-	-	-	-	(1,052,368)	(1,052,368)
Balance, February 28, 2018	10,500,508	$ 31,279,394	$ 370,095	$ 7,006,899	$ 5,155,664	$ (101,056)	$ (42,257,565)	$ 1,453,431
Balance, August 31, 2018	**13,251,754**	**$ 32,202,273**	**$ -**	**$ 7,006,899**	**$ 5,696,054**	**$ (76,393)**	**$ (43,397,935)**	**$ 1,430,898**
Common shares issued	13,599,260	2,719,852	-	-	-	-	-	2,719,852
Share issue costs	-	(31,838)	-	-	-	-	-	(31,838)
Foreign currency translation adjustment	-	-	-	-	-	9,271	-	9,271
Loss for the period	-	-	-	-	-	-	(1,235,588)	(1,235,588)
Balance, February 28, 2019	**26,851,014**	**$ 34,890,287**	**$ -**	**$ 7,006,899**	**$ 5,696,054**	**$ (67,122)**	**$ (44,633,523)**	**$ 2,892,595**

The accompanying notes form an integral part of these condensed consolidated interim financial statements

(Unaudited - stated in Canadian dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Outcrop Gold Corp. (formerly Miranda Gold Corp.) ("Outcrop" or the "Company") is a publicly traded company incorporated under the laws of the Province of British Columbia, Canada. The Company's shares are listed on the TSX Venture Exchange ("TSX-V"). The corporate registered and records office is located at #1200 – 750 West Pender Street, Vancouver, BC V6C 2T8. The Company is engaged in the identification, acquisition, exploration, and development of exploration and evaluation assets in Colombia. These condensed consolidated interim financial statements of the Company for the six months ended February 28, 2019, comprise the Company and its subsidiaries. The Company is considered to be in the exploration stage, as it has not placed any of its exploration and evaluation assets into production. Effective February 7, 2019, the Company consolidated its common shares on a 10:1 basis. These condensed consolidated interim financial statements reflect the share consolidation retroactively.

The Company is in the process of exploring its exploration and evaluation assets and has not yet determined whether any of its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts spent for exploration and evaluation is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

The operations of the Company will require various licenses and permits from various governmental authorities that are, or may be granted subject to various conditions and may be subject to renewal from time to time. There can be no assurance that the Company will be able to comply with such conditions and obtain or retain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects. Failure to comply with these conditions may render the licences liable to forfeiture.

These condensed consolidated interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. The Company's ability to continue on a going concern basis beyond the next twelve months depends on its ability to successfully raise additional financing for the substantial capital expenditures required to achieve planned principal operations. While the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

These material uncertainties raise substantial doubt regarding the Company's ability to continue as a going concern. These condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate, which could be material.

2. BASIS OF PRESENTATION

a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting using the principles of International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC") as disclosed in the consolidated financial statements for the year ended August 31, 2018.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") and, accordingly, should be read in conjunction with the Company's annual consolidated financial statements for the year ended August 31, 2018.

2. BASIS OF PRESENTATION *(continued)*

b) Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c) Functional and presentation currency

The presentation currency of the Company is the Canadian dollar.

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the "functional currency") and has been determined for each entity within the Company. The functional currency of Outcrop Gold Corp., the parent company, is the Canadian dollar and the functional currency of the Company's US subsidiary, Outcrop Gold USA Inc., is the United States dollar. The functional currency of all of the Company's Canadian subsidiaries is the Canadian dollar, and the functional currency of all of the Colombian branch operations and Colombian simplified share companies is also the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 - *The Effects of Changes in Foreign Exchange Rates* ("IAS 21").

d) Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended August 31, 2018.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company as at and for the year ended August 31, 2018.

New standards, interpretations and amendments not yet effective

A number of new standards, amendments to standards and interpretations are not yet effective as of February 28, 2019, and have not been applied in preparing these condensed consolidated interim financial statements. None of these are expected to have a material effect on the financial statements of the Company.

(Unaudited - stated in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

New standard IFRS 16 "Leases"

In January 2016, the IASB issued IFRS 16, Leases which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company has not early adopted this standard and is currently assessing the impact that this standard will have on its financial statements.

New accounting standards adopted during the period

New standard IFRS 9 "Financial Instruments"

This new standard is a partial replacement of IAS 39 "Financial Instruments: Recognition and Measurement". IFRS 9 introduces new requirements for the classification and measurement of financial assets, additional changes relating to financial liabilities, a new general hedge accounting standard which will align hedge accounting more closely with risk management. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company adopted IFRS 9 on September 1, 2018 retrospectively and no differences of any significance have been noted in relation to the adoption of the standard.

New standard IFRS 15 "Revenue from Contracts with Customers"

IFRS 15 is a new standard to establish principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity's contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue – Barter Transactions involving Advertising Service. The amended standard was adopted on September 1, 2018 and did not have an impact on the condensed consolidated interim financial statements

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company's financial statements.

(Unaudited - stated in Canadian dollars)

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Categories of Financial Assets and Financial Liabilities:

The Company completed a detailed assessment of its financial assets and liabilities as at September 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Financial Assets/Liabilities	Original classification IAS 39	New classification IFRS 9
Cash	FVTPL	FVTPL
Amounts receivable	Loans and receivables	Amortized cost
Marketable securities	Available-for-sale	FVTPL
Advances	Loans and receivables	Amortized cost
Accounts payable	Other liabilities	Amortized cost

Financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; amortized cost; fair value through OCI; or other liabilities. The carrying values of the Company's financial instruments are classified into the following categories:

Financial Instrument	Category	February 28, 2019	August 31, 2018
Cash	FVTPL	$ 1,505,749	$ 200,414
Amounts receivable	Amortized cost	1,603	1,596
Marketable securities	FVTPL	5,730	10,505
Advances	Amortized cost	479	3,004
Accounts payable	Amortized cost	101,955	90,360

The Company's financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable, advances and accounts payable approximate their fair value due to their short-term nature. Cash and marketable securities are recorded at fair value and are calculated under the fair value hierarchy and measured using Level 1 inputs.

(Unaudited - stated in Canadian dollars)

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT *(continued)*

Fair value of cash, investments and marketable securities at February 28, 2019:

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at February 28, 2019
	Level 1	*Level 2*	*Level 3*	
Cash	$ 1,505,749	$ -	$ -	$ 1,505,749
Marketable securities	5,730	-	-	5,730
Total	$ 1,511,479	$ -	$ -	$ 1,511,479

Risk Management: All aspects of the Company's risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended August 31, 2018.

5. EXPLORATION AND EVALUATION ASSETS

Outcrop acquires mineral properties through application, staking, and from third party vendors, some of which are subject to net smelter return royalties ("NSR") or underlying lease payments. Subsequently, the Company may enter into agreements to sell a portion of its interest in its mineral properties to third parties in exchange for exploration expenditures, royalty interests, cash, or share-based payments.

Outcrop cannot guarantee title to all of its exploration and evaluation assets as the properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers and title may be affected by undetected defects. Certain of the mineral rights held by Outcrop are held under applications for mineral rights, and until final approval of such applications is received, Outcrop's rights to such mineral rights may not materialize, and the exact boundaries of Outcrop's properties may be subject to adjustment.

Exploration and evaluation assets deferred to the statements of financial position at February 28, 2019 are as follows:

	August 31, 2018	Additions	Recoveries	Transfer to investments	Effect of movement in exchange rates	February 28, 2019
Alaska:						
Renshaw Royalty	$ 310,316	$ 28,135	$ -	$ -	$ 2,072	**$ 340,523**
Colombia:						
Antares	112,987	-	-	-	-	**112,987**
Argelia	265,240	-	-	-	-	**265,240**
Cauca	7,664	-	-	-	-	**7,664**
Kuntur	20,438	-	-	-	-	**20,438**
Lyra	20,676	-	-	-	-	**20,676**
Mallama	298,216	-	-	-	-	**298,216**
Oribella	41,568	-	-	-	-	**41,568**
	766,789	-	-	-	-	**766,789**
	$ 1,077,105	$ 28,135	$ -	$ -	$ 2,072	**$ 1,107,312**

5. EXPLORATION AND EVALUATION ASSETS *(continued)*

Exploration and evaluation expenditures

Exploration and evaluation expenditures recorded in the condensed consolidated interim statements of comprehensive loss for the six month periods ended February 28, 2019, and 2018 are as follows:

	Six months ended February 28, 2019			Six months ended February 28, 2018		
	Exploration Expenditures	Recoveries from funding partners	Net Exploration expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration expenditures
Other North America:						
General exploration	$ 4,393	$ -	$ 4,393	$ 11,344	$ -	$ 11,344
	4,393	-	4,393	11,344	-	11,344
Colombia:						
Antares	50,767	-	50,767	30,200	-	30,200
Argelia	17,895	-	17,895	48,555	-	48,555
Cauca	197,000	-	197,000	-	-	-
Cerro Oro	-	-	-	12,080	-	12,080
Kuntur	20,890	-	20,890	-	-	-
Lyra	44,776	-	44,776	-	-	-
Mallama	91,759	-	91,759	130,745	-	130,745
Oribella	55,970	-	55,970	80,145	-	80,145
General exploration	112,175	-	112,175	233,543	-	233,543
	591,232	-	591,232	535,268	-	535,268
TOTAL	$ 595,625	$ -	$ 595,625	$ 546,612	$ -	$ 546,612

ALASKA:

a) Willow Creek, Willow Creek mining district, Alaska

On November 15, 2013, Outcrop entered into an 80-year mining lease for the Willow Creek property with Alaska Hardrock Inc. The Willow Creek Project consisted of certain patented lode mining claims and State of Alaska lode mining claims. The terms of the lease required minimum annual lease payments of the greater of US$150,000 or the calculated production royalty according to the agreement, to be made on each January 15. The property was subject to various NSR's to various holders, the amounts of which were dependent on the price of gold, however, in aggregate would not exceed 5.8% - subject to the purchase of the 3.3% Renshaw Royalty (see below).

Lease Due Dates	Minimum payment to Lessor *(in US dollars)*
November 15, 2013 (paid)	50,000
January 15, 2014 to January 15, 2017 (paid)	550,000
January 15, 2018 and each year thereafter for the term of the lease (now terminated)	150,000

(Unaudited - stated in Canadian dollars)

5. EXPLORATION AND EVALUATION ASSETS *(continued)*

Effective November 5, 2014, Outcrop signed an exploration and option to enter a joint venture agreement (the "Agreement") on the Willow Creek Project with Gold Torrent Inc. ("GTI"). GTI completed the initial earn-in obligation prescribed under the Agreement, and entered into a mining joint venture agreement ("Mining Venture Agreement"), contemporaneously forming AGT LLC, an Alaska limited liability company during fiscal 2017. The initial ownership of AGT LLC was 70% GTI and 30% Outcrop.

During the year ended August 31, 2017, the Company transferred its share of AGT LLC from exploration and evaluation assets (Willow Creek) to investments and marketable securities. The Company determined that significant influence did not exist and recorded the investment at cost. Subsequent to August 31, 2017, the Company's ownership in AGT LLC was diluted to 14% pursuant to the mathematical effect of a cash call.

Effective May 15, 2018, GTI did not complete the required transactions contemplated under their amended agreements with CRH Funding II Pte. Ltd. ("CRH Funding") and CRH Mezzanine Pte. Ltd ("CRH Mezzanine"), collectively referred to as "CRH", and GTI and AGT LLC have now defaulted on these agreements and the Deed of Trust.

CRH has foreclosed on the Deed of Trust. Pursuant to a Membership Transfer and Assignment Agreement between the parties, both GTI and Outcrop have now transferred their respective ownership in AGT LLC to CRH for the consideration of CRH assuming all of the obligations of GTI and Outcrop under the AGT LLC Operating Agreement and that each of the parties is released from all liability on such assumed obligations arising after the date of transfer, being June 30, 2018. Outcrop recorded a loss on disposal of this investment of $191,604.

b) Renshaw Royalty purchase

On September 14, 2015, the Company reached an agreement with Mr. Daniel Renshaw ("Renshaw") for the purchase of his 3.3% royalty held on the Willow Creek, Alaska project. Outcrop and Renshaw have separated the Renshaw royalty into the area that covers the patented mining claims on the west side of the project (the "'A' Royalty") and the area that covers the patented mining claims on the east side of the project (the "'B' Royalty"). The 'A' Royalty covers the area, including the Coleman resource, which is the area that is expected to be initially developed. The 'B' Royalty covers ground that is prospective for exploration including the Bullion Mountain target areas.

Outcrop has agreed to purchase up to 100% of the 'A' Royalty in a series of seven (7) contracts with each subsequent contract contingent on the prior contract being paid in full. Pursuant to each contract Outcrop will purchase 0.4% to 0.5% of the 'A' Royalty for each cumulative US$143,000 paid at the rate of US$5,000 per month plus interest, with the first payment commencing on October 31, 2015.

Effective March 1, 2018, the first 'A' Royalty contract consisting of US$145,000 in principal, was paid in full and is now fully-vested.

As each contract is paid Outcrop will register its ownership of the 'A' Royalty purchased. If Outcrop does not complete payment of any contract the remainder of the 'A' Royalty will remain with Renshaw. The seven contracts will be over an aggregate period of up to 200 months, but such contracts and payments can be accelerated and paid off at any time, providing that Outcrop pays Renshaw the full payment of an aggregate US$1,000,000 of principal so that Outcrop will have purchased the entire 3.3% 'A' Royalty.

5. EXPLORATION AND EVALUATION ASSETS *(continued)*

In addition, Renshaw has agreed to grant Outcrop the option to purchase the 'B' Royalty, which option may be exercised at any time provided that the 'A' Royalty contracts are not in default. Outcrop may purchase up to 100% of the 'B' Royalty for the aggregate amount of US$500,000 in principal to be paid under terms, conditions and instalments that are consistent with those of the 'A' Royalty.

As at February 28, 2019, the Company has paid $340,523, including interest, (August 31, 2018 – $310,316) towards the purchase of the series of the 'A' Royalty contracts, all of which is being capitalized as exploration and evaluation assets.

COLOMBIA:

c) Colombia – Antares Project

On October 9, 2015, the Company executed an option agreement (the "Antares Option") by and among Activos Mineros de Colombia S.A.S. ("AMC"), the Company, and the Company's subsidiary MAD II, and the Colombian Branch of MAD II, to acquire the Antares property, with minimum operation payments due and a share issuance by the Company according to the schedule below. Upon commencing commercial production (as defined in the agreement), the minimum operation payments will cease and the payment of a 1.8% NSR will commence.

The Company must meet the following schedule to maintain the option:

Antares Option Due Dates	Minimum operation payments payable *(in US dollars)*	Common shares to be issued to AMC
October 9, 2015 *(paid)*	$ 60,000	-
October 9, 2016 *(paid)*	60,000	-
Upon registration of the Mining Concession Contract for the Antares property (payable 30-days subsequent)	70,000	-
Upon the first anniversary of the registration of the Mining Concession Contract ("Registration Date")	80,000	150,000
Upon the second anniversary of the Registration Date	90,000	-
Upon the third anniversary of the Registration Date	100,000	-
Upon the fourth anniversary of the Registration Date	120,000	-
Upon the fifth anniversary of the Registration Date	120,000	-
Upon the sixth anniversary of the Registration Date, and for each successive anniversary	150,000	-

5. EXPLORATION and EVALUATION ASSETS *(continued)*

Further, to maintain the Antares Option, a schedule of work commitment expenditures must be made, beginning within the first two years following the Registration Date as follows:

Antares Option Work Commitment Due Dates	Minimum exploration expenditures *(in US dollars)*	Cumulative exploration expenditures *(in US dollars)*
Within the first two years of the Registration Date	$ 200,000	$ 200,000
During the third year following the Registration Date	200,000	400,000
During the fourth year following the Registration Date	300,000	700,000
During the fifth year following the Registration Date	300,000	1,000,000
During the sixth year following the Registration Date	500,000	1,500,000
During the seventh year following the Registration Date	500,000	2,000,000

The above minimum exploration expenditure schedule may be suspended for up to two years in any period that the Company does not have a suitable joint venture partner funding expenditures on the project.

On March 7, 2017, the Company signed an option agreement (the "Agreement") that allows IAMGOLD Corporation ("IAMGOLD") (TSX: IMG, NYSE: IAG) to earn an interest in the Antares Project in Colombia by conducting exploration on a scheduled earn-in basis.

IAMGold has incurred US$100,000 in expenditures during the calendar year 2017 and has maintained the right to enter into the option - which shall begin on the later of January 1, 2018, or such other date on which the mineral title to one or more of the exploration applications making up the Antares Project has been granted by the Colombian government. At such time, should IAMGold elect to enter into the option, it will be obligated to incur US$750,000 in expenditures during the subsequent 12 months.

IAMGOLD informed the Company that it will not continue with the option on Antares and withdraw from the project.

d) Colombia – Argelia Project

On June 15, 2017, the Company executed an option agreement (the "Argelia Option") by and among Bullet Holding Corp. ("Bullet"), Esquimal S.O.M. ("Esquimal"), and the Company to acquire the Argelia property, consisting of three applications.

(Unaudited - stated in Canadian dollars)

5. EXPLORATION and EVALUATION ASSETS *(continued)*

The terms of the Argelia Option require that Outcrop make the following series of payments and a share issuance – all conditional on the occurrence of the following events:

Event	Issuance of Mirada shares	Payment amount US$
By June 22, 2017 (*paid*)	-	100,000
Upon TSXV approval of the issuance of 1,624,270 Outcrop shares (*issued*)	162,427	-
Upon conversion of the applications to titles	-	100,000
Upon receipt of approval for forestry subtraction – or – Outcrop making drill applications for any of the titles	-	100,000
Upon receipt of drill permits	-	100,000
Upon announcement of an NI 43-101 resource of >500,000 oz/au total in all categories (M+I+I)	-	250,000
One year from the announcement of an NI 43-101 resource of >500,000 oz/au	-	250,000

A residual net profits interest ("NPI") of 4% - *or* – an NSR of 1.5% - whichever is greater - will be payable to the vendor, until US$6,000,000 has been paid - at which time an NSR of 1.5% will be payable for the life of the mine.

e) Colombia – Cauca Project

On June 18, 2018, the Company executed an option agreement to acquire Poliandes S.A.S. ("Poliandes"), a Colombian company with pending applications on the Cauca project - an advanced gold-copper project in the Almaguer Mining District of southern Colombia, which consists of one title and one application.

The option agreement, to earn up to 100% of the Cauca Project through the acquisition of further interest in Poliandes, in three phases, is as follows:

i) To acquire the first 51% undivided interest in the Cauca project:

Performance Date	Annual Expenditure Amount	Cumulative Expenditure Amount
First anniversary of Effective Date	US$250,000	US$250,000
Second anniversary of Effective Date	US$750,000	US$1,000,000
Third anniversary of the Effective Date	US$2,000,000	US$3,000,000
Fourth (1) anniversary of Effective Date	US$2,000,000	US$5,000,000

(1) may be extended up to 12-months with payment of US$500,000

(Unaudited - stated in Canadian dollars)

5. EXPLORATION and EVALUATION ASSETS *(continued)*

Also included in the earn-in, is a commitment to core drill up to 12,000 meters, to be completed during the first earn-in period.

Subsequent to Outcrop's exercise of the first option, the vendor shall be entitled to a 1.5% NSR royalty (the "Base Royalty") on any gold or gold equivalent ounces in excess of one million ounces produced from the property.

ii) To acquire the second 19% undivided interest in the Cauca project:

Performance Date	Annual Expenditure Amount	Cumulative Expenditure Amount
First anniversary of the exercise of first option	$2,000,000	$7,000,000
Second anniversary of the exercise of first option	$4,500,000	$11,500,000

Also included is a commitment to core drill up to 15,000 meters, to be completed during the second earn-in period, for a total commitment of 27,000 meters.

iii) To acquire the final 30% undivided interest in the Cauca project:

Performance Date	Performance Criteria
First anniversary of the exercise of second option	Delivery of a NI 43-101 Preliminary Economic Assessment ("PEA"), with the cost borne entirely by Outcrop.
Maximum of 120 days following the delivery of the PEA	Delivery of a notice of intent to purchase the remaining 30%.
Maximum of 90 (or 180) days following the delivery of the intent to purchase	Agreement as to the total fair market value of the Cauca project ("FMV"), within 90 days, to be mutually determined; or failing mutual agreement, by the use of an independent professional valuation expert. The valuation expert, if needed, may be given an additional 90 days to produce the final FMV report.
Maximum of 60 days following the FMV agreement or delivery of the final FMV report on the Cauca project	Payment of the pro-rata portion of the FMV, in cash. Payment of a 1.5% NSR royalty on all gold and gold equivalent ounces of production from the property (*replacing the Base Royalty*), beginning from the FMV agreement closing date and continuing for the life-of-mine.

In addition, there will be a payment due to the vendor based upon either Outcrop's Maiden NI 43-101 Technical Report, or Outcrop's Maiden internal resource estimate – either of which must contain an estimate of measured, indicated and/or inferred gold resources on the property (the "Resource Bonus"). The payment of the Resource Bonus shall be calculated as USD$5.00 per ounce of gold or gold equivalent of such resources to a maximum of USD $4,500,000. The Resource Bonus shall be payable in two tranches: the first 50% shall be due on the date of the exercise of the first option, and the second 50% shall be due 12-months later.

(Unaudited - stated in Canadian dollars)

5. EXPLORATION and EVALUATION ASSETS *(continued)*

f) Colombia – Cerro Oro Project

On January 8, 2018, the Company notified the lessee of its intent to terminate the Cerro Oro Option and return the property. The process of termination included the unwinding of the trust agreement between the Company, the lessees, and the trustee. In May 2018, the Company refunded $40,000 to Prism for drilling program credits made by Prism in fiscal 2017.

g) Colombia – Kuntur Project

The Company has applied to the Agencia Nacional de Mineria ("ANM"), for several separate titles comprising the Kuntur project located in the Quebradona (Nuevo Chaquiro) District in Colombia. Outcrop paid approximately $20,300 for these applications and is currently seeking conversion to titles.

h) Colombia – Lyra Project

The Company has applied to the ANM, for several separate titles comprising the Lyra project located in the Department of Antioquia, Colombia. Outcrop paid approximately $20,500 for these applications and is currently seeking conversion to titles.

On July 31, 2018, the Company signed an option agreement (the "Agreement") that allows Newmont Mining Corporation ("Newmont") to earn up to a 70% interest in Outcrop's Lyra Project.

Outcrop will operate a prospecting program funded by Newmont on Lyra totaling US$600,000 over 18 months or less, unless the applications are converted to concession contracts before the end of 18 months. Conversion of all applications to concession contracts will trigger a decision by Newmont as to whether they want to earn into the project - although Newmont may elect to terminate the Agreement at any time.

Upon successful conversion of the Lyra applications to concession contracts, and an election to earn into the project, Newmont shall incur a minimum of US$3,000,000 in qualifying expenditures over the course of the subsequent four years to earn-in and vest into 51% of the Lyra project (the "Initial Earn-In").

Upon successful completion of the Initial Earn-In, Newmont and Outcrop shall form a joint venture mining company whereby Newmont shall have an initial 51% interest and Outcrop shall have a 49% interest. Newmont shall than have the right to earn an additional 19% interest, for an aggregate 70% interest in the joint venture, by funding an additional US$7,000,000 in qualifying expenditures over the course of the subsequent four years.

i) Colombia – Mallama Project

On August 31, 2017, Outcrop completed the acquisition of the Mallama project ("Mallama") by an outright purchase of 100% of the shares of the Colombian simplified share company, Minera Mallama S.A.S. ("Mallama SAS").

During the fiscal year ended August 31, 2017, Outcrop paid a total of $298,216 in outstanding fees due to ANM prior to the final effective date of the purchase. Upon receipt of suitable drill permits on Mallama, without any future time constraint, Outcrop is required to make an additional payment of US$200,000 to the former shareholders of Mallama SAS. An NSR of four percent (4%) will be payable to the former shareholders, with a minimum of US$1,000,000 payable within three years of the commencement of commercial production, capped at US$4,000,000 over the life of the mine.

There are no minimum work commitments or any other milestones on Mallama, and no acquisition restrictions imposed on Outcrop for any adjacent property.

(Unaudited - stated in Canadian dollars)

5. EXPLORATION AND EVALUATION ASSETS *(continued)*

j) Colombia – Oribella Project

On May 13, 2014, the Company acquired the Oribella project, in the Antioquia Department of Colombia, through a purchase agreement with Antioquia Gold Inc. ("Antioquia Gold"). The Oribella project comprises one exploration license and one application. Outcrop has subsequently expanded the Oribella land package contiguously.

Oribella is subject to a 0.5% royalty to Antioquia Gold that can be purchased for US$1,500,000 and a 2% royalty to Soratama Gold (a wholly owned subsidiary of Barrick Gold Corporation). Outcrop acquired the property, subject to the royalties, by making the license *canon* payment on May 14, 2014, of $62,715, and will also reimburse Antioquia Gold for the application payment of COP 101,136,976 (approximately US$35,000) when the property is registered with the ANM as a contract. If the application is converted to a license on or before the anniversary of the agreement, Outcrop will pay Antioquia Gold an additional US$30,000 payment on the anniversary date. No other obligations are required to keep the project in good standing, and Outcrop may drop or reduce the lands at any time.

6. SHARE CAPITAL

Effective February 7, 2019, the Company consolidated its common shares on a 10:1 basis. These condensed consolidated interim financial statements reflect the share consolidation retroactively.

a) **Authorized:** An unlimited number of common shares without par value.

b) **Share issuance:**

At February 28, 2019, the Company had 26,851,014 common shares issued and outstanding (August 31, 2018 – 13,251,754).

During the period ended February 28, 2019, the Company completed a non-brokered private placement of 13,599,260 units at a price of $0.20 per unit for gross proceeds of $2,719,852 (of which $225,568 is receivable at February 28, 2019). Each unit consists of one common share and one non-transferable share purchase warrant, each warrant exercisable into a common share at a price of $0.40 per share for a period of five years. Share issuance costs of $31,838 were paid in relation to the private placement.

c) **Stock Options Outstanding:**

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 1,049,189 options to acquire common shares to its directors, officers, employees and consultants. The vesting terms of each stock option grant is determined by the Board of Directors at the time of the grant.

(Unaudited - stated in Canadian dollars)

6. SHARE CAPITAL *(continued)*

The continuity for stock options for the six months ended February 28, 2019, is as follows:

Number outstanding Aug 31, 2018	Granted	Exercised	Expired/ Cancelled	**Number outstanding Feb. 28, 2019**	Exercise price per share	Expiry date	Weighted average remaining contractual life in years
52,250	-	-	(52,250)	-	$ 1.55	Oct. 17, 2018	-
66,000	-	-	-	**66,000**	$ 1.45	Sep. 3, 2019	0.51 yrs
10,000	-	-	-	**10,000**	$ 1.45	Feb. 16, 2020	0.96 yrs
107,500	-	-	-	**107,500**	$ 1.20	Jan. 28, 2021	1.91 yrs
30,000	-	-	-	**30,000**	$ 1.20	Apr. 25, 2021	2.15 yrs
202,500	-	-	-	**202,500**	$ 0.90	Jan. 25, 2022	2.91 yrs
468,250	-	-	(52,250)	**416,000**	$ 1.10	*(weighted average)*	2.17 yrs
			Exercisable	**416,000**	$ 1.10	*(weighted average)*	2.17 yrs

As at February 28, 2019, all of the outstanding stock options were vested and exercisable, with a weighted average exercise price of $1.10. The intrinsic value of the vested stock options was $nil. The intrinsic value of the vested stock options outstanding at February 28, 2019, is calculated on the difference between the exercise prices of the underlying vested options and the quoted price of the common stock as of the reporting date of February 28, 2019, being $0.325.

d) Share Purchase Warrants:

The continuity for share purchase warrants for the six months ended February 28, 2019, is as follows:

Number outstanding August 31, 2018	Issued	Exercised	Expired/ Cancelled	**Number outstanding February 28, 2019**	Exercise price	Expiry date	Weighted average remaining life in yrs
2,914,056	-	-	-	**2,914,056**	$ 1.20	Jun.23, 2021	2.31 yrs
2,751,250	-	-	-	**2,751,250**	$ 1.20	Mar.09, 2022	3.02 yrs
-	13,599,260	-	-	**13,599,260**	$ 0.40	Feb.22, 2024	4.98 yrs
5,665,306	13,599,260	-	-	**19,264,566**	$ 0.64	*(weighted average)*	4.30 yrs

(Unaudited - stated in Canadian dollars)

7. RELATED PARTY TRANSACTIONS

a) The Company's related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors.

The Company incurred the following fees in connection with companies owned or partially owned by key management (CEO, CFO, Corporate Secretary) and / or directors. Expenses have been measured at the exchange amount, which is determined on a cost recovery basis.

		As at February 28, 2019		As at August 31, 2018
Amounts payable to related parties	**$**	**13,688**	$	16,729
Total	**$**	**13,688**	$	16,729

All amounts are unsecured, with no specific terms of repayment.

b) Compensation of directors and members of key management personnel:

The remuneration of directors and members of key management personnel, including amounts disclosed in Note 7(a), during the six months ended February 28, 2019 and 2018 were as follows:

	Six months ended			
		February 28, 2019		February 28, 2018
Consulting fees	**$**	**50,370**	$	130,000
Wages and benefits [(1)]		**130,051**		166,364
Directors fees		**28,167**		192,446
Total	**$**	**208,588**	$	488,810

(1) – a portion of wages and benefits are included in exploration and evaluation expenditures

8. SEGMENTED DISCLOSURE

The Company operates in the mineral exploration sector within Colombia.

Note 5 provides disclosure as to the geographic location of exploration and evaluation assets, and geographical exploration expenditures.

9. MANAGEMENT OF CAPITAL

The Company manages its common shares, stock options and warrants as capital (see Note 6). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable level of risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets, or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors including successful capital deployment and general industry conditions.

In order to maximize ongoing exploration expenditures, the Company does not pay out dividends. The Company's investment policy is to keep its cash treasury on deposit in interest bearing Canadian chartered bank account and short-term guaranteed investment certificates.

The Company estimates that it will require additional funding to carry out its exploration plans and operations through the next twelve months. The Company is not subject to any externally imposed capital restrictions.

10. SUBSEQUENT EVENTS

Subsequent to February 28, 2019, the Company completed a non-brokered private placement of 2,173,913 units at a price of $0.23 per unit for gross proceeds of $500,000. Each unit will consist of one common share and one share purchase warrant exercisable into a common share at a price of $0.40 per share for a period of five years. There were finders' fees of $13,073 paid and 56,840 finder warrants issued in connection with the offering.